UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTION, D.C. 20549


SCHEDULE 13G/A

Under the Securities and Exchange Act of 1934
(Amendment No. 2)



Tecumseh Products Company
(Name of Issuer)



Class A Common Stock
(Title of Class of Securities)



878895200
(CUSIP Number)


July 17, 2006
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


	[ X ]	Rule 13d-1(b)



	[    ]	Rule 13d-1(c)



	[    ]	Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).




CUSIP No. 878895200




  1. Names of Reporting Persons.

  I.R.S. Identification Nos. of above persons (entities only).



	Foyston, Gordon and Payne INC.



  2. Check the Appropriate Box if a Member of a Group (See Instructions)


	(a)	[      ]

  	(b)	[  X  ]



  3.





		 SEC Use Only






  4. Citizenship or Place of Organization


	1 Adelaide Street East, Suite 2600
	Toronto, Ontario
	M5C 2v9


Number of

Shares

Beneficially

Owned by

Each

Reporting

Person

With




  5. Sole Voting Power



	0



  6. Shared Voting Power



	553579



  7. Sole Dispositive Power



	0



  8. Shared Dispositive Power



	553579



  9. Aggregate Amount Beneficially Owned by Each Reporting Person



	553579



10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [    ]







11. Percent of Class Represented by Amount in Row (9)



	4.13%



12. Type of Reporting Person (See Instructions)



	IA



Item 1.


  	  	(a) Name of Issuer



			Tecumseh Products Company



  	  	(b) Address of Issuers Principal Executive Offices



		 	Tecumseh Products Company
   			100 East Patterson
   			Tecumseh, Michigan 49286




Item 2.


	  	(a) Name of Person Filing



			Foyston, Gordon & Payne Inc



  	  	(b) Address of Principal Business Office or, if none, Residence


			1 Adelaide Street East, Suite 2600
			Toronto, Ontario
			M5C 2v9



		(c)  Citizenship



			Canadian



  	  	(d) Title of Class of Securities



			Class A Common Stock



		(e) CUSIP Number



			878895200



Item 3.   	If this statement is filed pursuant to subsections 240.13d-1(b) or
	240.13d-2(b) or (c), check whether the person filing is a:


  	(a) 	[  ]	Broker or dealer registered under section 15
			of the Act (15 U.S.C. 78o).

  	(b) 	[  ]	Bank as defined in section 3(a)(6) of the
			Act (15 U.S.C. 78c).

  	(c) 	[  ]	Insurance company as defined in section 3(a)(19)
			of the Act (15 U.S.C. 78c).

  	(d) 	[  ]	Investment company registered under section 8 of
			the Investment Company Act of 1940 (15 U.S.C 80a-8).

  	(e) 	[X]	An investment adviser in accordance with
			section 240.13d-1(b)(1)(ii)(E);

  	(f) 	[  ]	An employee benefit plan or endowment fund in
			accordance with section 240.13d-1(b)(1)(ii)(F);

  	(g) 	[  ]	A parent holding company or control person in
			accordance with section 240.13d-1(b)(1)(ii)(G);

  	(h) 	[  ]	A savings associations as defined in Section 3(b) of
			the Federal Deposit Insurance Act (12 U.S.C. 1813);

  	(i) 	[  ]	A church plan that is excluded from the definition of an
			investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  	(j) 	[  ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).




Item 4.	Ownership.

		Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  	  	(a) Amount beneficially owned:



			553579



  	  	(b) Percent of class:



			4.13 %



  	  	(c) Number of shares as to which the person has:


  	  		(i) Sole power to vote or to direct the vote:



				0



  	  	  	(ii) Shared power to vote or to direct the vote:



				553579



  	  	  	(iii) Sole power to dispose or to direct the disposition of:



				0



  	  	  	(iv) Shared power to dispose or to direct the disposition of:



				553579




Item 5. Ownership of Five Percent or Less of a Class



	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].



Item 6. Ownership of More than Five Percent on Behalf of Another Person.



	The shares of common stock reported on in this statement are owned by
	investment advisory clients of Foyston, Gordon, & Payne Inc., and such
	clients have the right to receive dividends from and proceeds from the sale of
	such shares. To Foyston's knowledge, the interest of no one of these clients
	relates to more than 5% of the class



Item 7. Identification and Classification of the Subsidiary Which Acquired the
           Security Being Reported on By the Parent Holding Company or Control Person.



  	N/A



Item 8. Identification and Classification of Members of the Group



  	N/A



Item 9. Notice of Dissolution of Group



	N/A




Item 10. Certification



	By signing below I certify that, to the best of my knowledge and belief,
	the securities referred to above were acquired and are held in the ordinary
  	course of business and were not acquired and are not held for the purpose
	of or with the effect of changing or influencing the control of the issuer of
	the securities and were not acquired and are not held in connection with
	or as a participant in any transaction having that purpose or effect.



SIGNATURE






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	July 17, 2006

	/s/Mark Thompson

	Mark Thompson/ Vice President Finance and Administration